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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January 2017

Commission File Number: 001-15102

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Embraer S.A.

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Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Embraer reaches targets with delivery of 108 commercial jets and 117 executive jets in 2016

São José dos Campos, Brazil, January 13, 2017 – Embraer (NYSE: ERJ; BM & FBOVESPA: EMBR3) delivered 32 commercial and 43 executive jets, 25 of which are light jets and 18 are large, during the fourth quarter of 2016 (4Q16). The Company ended the year with 108 aircraft delivered to the commercial aviation market and 117 to the executive aviation market, totaling 73 light and 44 large executive jets. These numbers are aligned with the estimates reported to the market throughout the year (105 to 110 commercial jets, 70 to 80 light executive jets and 35 to 45 large executive jets).

The total of 225 aircraft for these two markets represents the highest volume of deliveries in the last six years. As of December 31, the backlog totaled USD 19.6 billion.

“2016 was a year of major challenges in the aviation industry due to global economic and political uncertainties. In response to this scenario, Embraer is implementing important actions and making adjustments to be well positioned in all business segments it operates,” says Embraer President & CEO, Paulo Cesar de Souza e Silva. “In executive aviation, for example, we now have a stronger presence with larger executive jets, which indicates a more balanced mix.”

Deliveries by Segment	4Q16	2016

Commercial Aviation	32	108
EMBRAER 175 (E175)	26	90
EMBRAER 190 (E190)	3	11
EMBRAER 195 (E195)	3	7

Executive Aviation	43*	117
Light jets	25	73
Large jets	18	44

TOTAL	75	225

*25 Phenom 300, 6 Legacy 450, 9 Legacy 500, 1 Legacy 650 and 2 Lineage 1000E

In Commercial Aviation, the highlights of the last quarter of 2016 included the delivery of the 1,300th E-Jet to China's Tianjin Airlines and the beginning of E170 operations in Russia with S7 Airlines, which signed an agreement with GE Capital Aviation Services (GECAS) to lease 17 pre-owned E170 jets. Another highlight was the signing of a contract with United Airlines for

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific

Saulo Passos press@embraer.com.br Cell: +55 11 94254 4017 Tel.: +55 11 3040 1799	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cel.: +31 (0)657120121 Tel.: +31 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955 the firm sale of 24 E175 jets, transferring aircraft that were previously assigned to Republic Airways Holdings in Embraer's backlog.

The spare parts pool program also continues to grow. In the last quarter, Eastern Airways, from the United Kingdom, and Airlink, the largest independent regional airline in South Africa, signed contracts for the program.

In Executive Aviation, Airsprint, the privately held fractional aircraft ownership company based in Canada, received the first two Legacy 450 jets of the purchase agreement for up to 12 jets of the same model, announced in July.

In the Defense & Security business, Embraer achieved another important milestone in November with the development of the KC-390 multi-mission military airlifter. The company received the Provisional Type Certificate for the KC-390 Basic Vehicle, issued by the Industrial Fostering and Coordination Institute (IFI–Instituto de Fomento e Coordenação Industrial), the Brazilian Air Force organization responsible for military certification. It attests that the KC-390, in this basic configuration, complies with the certification requirements.

Also in November, Embraer opened the Gripen Design and Development Network (GDDN) in partnership with Saab, the Swedish defense and security company, in Gavião Peixoto, state of São Paulo. The GDDN will be the hub for the Gripen NG fighter technology development in Brazil with other institutional and business partners.

Backlog - Commercial Aviation (December 31, 2016)
				Firm Order Backlog
Aircraft Type	Firm Orders	Options	Deliveries

E170	193	6	190	3
E175	525	244	421	104
E190	590	55	534	56
E195	166	3	154	12
175-E2	100	100	0	100
190-E2	85	107	0	85
195-E2	90	80	0	90
Total	1749	595	1299	450
Note: Deliveries and firm order backlog include orders for the Defense segment placed by State-run airlines (Satena and TAME). Follow us on Twitter: @Embraer

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific

Saulo Passos press@embraer.com.br Cell: +55 11 94254 4017 Tel.: +55 11 3040 1799	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cel.: +31 (0)657120121 Tel.: +31 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

About Embraer

Embraer is a global company headquartered in Brazil with businesses in commercial and executive aviation, defense & security. The company designs, develops, manufactures and markets aircraft and systems, providing customer support and services.

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. About every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 145 million passengers a year.

Embraer is the leading manufacturer of commercial jets up to 130 seats. The company maintains industrial units, offices, service and parts distribution centers, among other activities, across the Americas, Africa, Asia and Europe.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific

Saulo Passos press@embraer.com.br Cell: +55 11 94254 4017 Tel.: +55 11 3040 1799	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cel.: +31 (0)657120121 Tel.: +31 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog

EMBRAER 170	193	190	3
Airnorth (Australia)	1	1	-
Alitalia (Italy)	6	6	-
BA CityFlyer (UK)	6	6	-
Cirrus (Germany)	1	1	-
ECC Leasing (Ireland)	6	6	-
EgyptAir (Egypt)	12	12	-
Finnair (Finland)	10	10	-
GECAS (USA)	9	9	-
JAL (Japan)	20	17	3
Jetscape (USA)	6	6	-
LOT Polish (Poland)	1	1	-
Petro Air (Libya)	2	2	-
Regional (France)	10	10	-
Republic Airlines (USA)	48	48	-
Satena (Colombia)	1	1	-
Saudi Arabian Airlines (Saudi Arabia)	15	15	-
Sirte Oil (Libya)	1	1	-
Suzuyo (Japan)	2	2	-
TAME (Ecuador)	2	2	-
US Airways (USA)	28	28	-
Virgin Australia (Australia)	6	6	-

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog

EMBRAER 175	525	421	104
Air Canada (Canada)	15	15	-
ECC Leasing (Ireland)	1	1	-
Air Lease (USA)	8	8	-
Alitalia (Italy)	2	2	-
American Airlines (USA)	60	48	12
CIT (USA)	4	4	-
Flybe (UK)	15	11	4
GECAS (USA)	5	5	-
Horizon Air / Alaska	33	-	33
KLM (Netherlands)	17	4	13
LOT Polish (Poland)	12	12	-
Mesa (USA)	7	7	-
NAC / Aldus (Ireland)	-	-	-
NAC / Jetscape (USA)	4	4	-
Northwest (USA)	36	36	-
Oman Air (Oman)	5	5	-
Republic Airlines (USA)	117	117	-
Royal Jordanian (Jordan)	2	2	-
TRIP (Brazil)	5	5	-
United Airlines (USA)	65	41	24
Skywest (USA)	99	86	13
Suzuyo (Japan)	8	8	-
Undisclosed	5	-	5

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific

Saulo Passos press@embraer.com.br Cell: +55 11 94254 4017 Tel.: +55 11 3040 1799	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cel.: +31 (0)657120121 Tel.: +31 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog

EMBRAER 190	590	534	56
Aero Republica (Colombia)	5	5	-
Aeromexico (Mexico)	12	12	-
Air Astana (Kazakhstan)	2	2	-
Air Canada (Canada)	45	45	-
Air Caraibes (Guadeloupe)	1	1	-
Air Lease (USA)	23	23	-
Air Moldova (Moldova)	1	1	-
Augsburg (Germany)	2	2	-
Austral (Argentina)	22	22	-
AZAL (Azerbaijan)	6	4	2
Azul (Brazil)	5	5	-
BA CityFlyer (UK)	9	9	-
BOC Aviation (Singapore)	14	14	-
Conviasa (Venezuela)	16	16	-
China Southern (China)	20	20	-
CIT (USA)	7	7	-
Copa (Panama)	15	15	-
Dniproavia (Ukraine)	5	5	-
ECC Leasing (Ireland)	1	1	-
Finnair (Finland)	12	12	-
GECAS (USA)	27	27	-
Guizhou / Colorful (China)	9	6	3
Hainan (China)	50	50	-
Hebei (China)	7	6	1
JAL (Japan)	11	5	6
JetBlue (USA)	88	64	24
Kenya Airways (Kenia)	10	10	-
KLM (Netherlands)	24	24	-
KunPeng (China)	5	5	-
LAM (Mozambique)	2	2	-
Lufthansa (Germany)	9	9	-
M1 Travel (Lebanon)	8	8	-
NAC / Aldus (Ireland)	24	4	20
NAC / Jetscape (USA)	9	9	-
NAS Air (Saudi Arabia)	3	3	-
NIKI (Áustria)	7	7	-
Regional (France)	10	10	-
Republic (USA)	2	2	-
Taca (El Salvador)	11	11	-
TAME (Ecuador)	3	3	-
TRIP (Brazil)	3	3	-
US Airways (USA)	25	25	-
Virgin Austrália (Australia)	18	18	-
Virgin Nigeria (Nigeria)	2	2	-

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific

Saulo Passos press@embraer.com.br Cell: +55 11 94254 4017 Tel.: +55 11 3040 1799	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cel.: +31 (0)657120121 Tel.: +31 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog

EMBRAER 195	166	154	12
Arkia (Israel)	1	1	-
Aurigny (Guernsey)	1	1	-
Azul (Brazil)	59	59	-
Belavia (Belarus)	2	2	-
BOC Aviation (Singapore)	1	1	-
Flybe (UK)	14	14	-
GECAS (USA)	12	12	-
Globalia (Spanish)	12	12	-
Hainan (China)	20	8	12
LOT Polish (Poland)	4	4	-
Lufthansa (Germany)	34	34	-
Montenegro (Montenegro)	1	1	-
NAC / Jetscape (USA)	2	2	-
Royal Jordanian (Jordan)	2	2	-
Trip (Brazil)	1	1	-

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog

Embraer 175-E2	100	-	100
Skywest (USA)	100	-	100

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog

Embraer 190-E2	85	-	85
Air Costa (India)	25	-	25
Aircastle (USA)	15	-	15
Aercap (Ireland)	25	-	25
ICBC (China)	10	-	10
Hainan (China)	2	-	2
Kalstar (Indonesia)	5	-	5
Undisclosed	3	-	3

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog

Embraer 195-E2	90	-	90
Air Costa (India)	25	-	25
Aircastle (USA)	10	-	10
Aercap (Ireland)	25	-	25
Azul (Brazil)	30	-	30

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific

Saulo Passos press@embraer.com.br Cell: +55 11 94254 4017 Tel.: +55 11 3040 1799	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cel.: +31 (0)657120121 Tel.: +31 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 13, 2017

Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
	Name:	José Antonio de Almeida Filippo
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer